August 12, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Minnesota Life Insurance Company
	Minnesota Life Individual Variable Universal Life Account
	File:   333-198279 - Post Effective Amendment # 6
                   333-183590 - Post Effective Amendment # 10
	          333-144604 - Post Effective Amendment # 27
                   333-148646 - Post Effective Amendment # 22

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statements referenced above (the "Registration Statement"). The letter responds to verbal comments received by the Company from the staff of the Securities and Exchange Commission ("SEC") on July 28, 2016 and provides supplemental information regarding changes the Company is making to each of the above referenced Variable Universal Life Insurance Policies (the "Policies") described in the prospectuses to the Registration Statements. Those changes will be disclosed in supplements to the prospectuses included in each of the above referenced post-effective amendments to the Registration Statements.

Below are responses to the SEC staff's comments. For the SEC staff's convenience, each of the SEC staff's comments is set forth below, and then the response follows.

* * * * * * * * *

1. Accelerated Death Benefit for Terminal Illness

Clarify in the supplements whether the Accelerated Benefit Agreement and the Accelerated Death Benefit are the same or separate Agreements, and whether the Accelerated Death Benefit for Terminal Illness replaces both.

Response:

	For Files - 333-144604 (Accumulator Variable Universal Life) and 333-148646 (Waddell and Reed Accumulator Variable Universal Life)

The Accelerated Benefit Agreement is being renamed the Accelerated Death Benefit for Terminal Illness Agreement. The Accelerated Benefit Agreement was also referred to as the Accelerated Death Benefit Agreement in the Registration Statements. Minnesota Life has updated the supplement to clarify that the Accelerated Benefit Agreement is now called the Accelerated Death Benefit for Terminal Illness Agreement and anywhere the Accelerated Benefit Agreement or the Accelerated Death Benefit Agreement is referenced, it is replaced with Accelerated Death Benefit for Terminal Illness Agreement

	For Files - 333-198279 (Variable Universal Life Defender) and 333-183590 (ML Premier Variable Universal Life)

The Accelerated Death Benefit Agreement is being renamed the Accelerated Death Benefit for Terminal Illness Agreement. The Accelerated Death Benefit Agreement was also referred to as the Accelerated Benefit Agreement in the Registration Statements. Minnesota Life has updated the supplement to clarify that the Accelerated Death Benefit Agreement is now called the Accelerated Death Benefit for Terminal Illness Agreement and anywhere the Accelerated Death Benefit Agreement or the Accelerated Benefit Agreement is referenced, it is replaced with Accelerated Death Benefit for Terminal Illness Agreement.

2. 333-144604 (Accumulator Variable Universal Life) and 333-148646 (Waddell and Reed Accumulator Variable Universal Life)

Please revise page 3 of the supplements to state the eleventh paragraph, rather than the tenth paragraph, of the "Charges for the Agreements" section is revised.

Response:

In response to the SEC Staff comment, we have revised the supplement language on page 3 to state the eleventh paragraph rather than tenth paragraph is revised.

3. Bold Tax Language

Please bold the sentence "All or a portion of such payments could be taxable to the policy owner," in the last paragraph on page 1 of each of the supplements for all registration statements.

Response:

In response to the SEC Staff Comment, Minnesota Life has bolded the tax disclosure in the last paragraph on page 1 of each of the supplements.



* * * * * * * * *
The Company believes that the changes noted above satisfy all of the SEC staff's comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its post-effective amendment, all of the above proposed changes will be incorporated in each of the above referenced post-effective amendments to the Registration Statement. If there are additional questions or comments, please contact the undersigned at
(651) 665-6571.

Very truly yours,

/s/ Alison Schmook

Alison Schmoock
Attorney